July 12, 2012	TSX: GPR
For Immediate Release	NYSE Amex: GPL

NEWS RELEASE

GREAT PANTHER SILVER REPORTS SECOND QUARTER 2012 PRODUCTION RESULTS

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL; the “Company”) reports second quarter (“Q2”) production results from its two wholly-owned Mexican silver mining operations, Guanajuato and Topia.

Q2 Production Summary

Mine	Tonnes	Grade	Grade	Recovery	Recovery	Silver	Gold	Silver
	Processed	Ag g/t	Au g/t	Ag %	Au %	oz	oz	Eq oz

Guanajuato	40,964	189	1.82	91.1	92.3	226,284	2,213	359,063

Topia	11,992	424	0.56	90.7	64.3	148,439	140	196,658

Consolidated	52,956	n/a	n/a	n/a	n/a	374,723	2,353	555,721

Below is a snapshot of production results for Q2 2012 compared to Q2 2011:

  Guanajuato ore grades of 189g/t Ag and 1.82g/t Au, or 298g/t Ag eq, were up 8%;
  Guanajuato achieved record metallurgical recoveries of 91.1% and 92.3% for silver and gold respectively;
  Topia ore grades, of 570g/t Ag eq, were up 2%;
  Ore processed at the two operations of 52,956 tonnes was down 7%;
  Overall metal production was down 1% to 555,721 Ag eq oz;
  Gold production was up 22% to 2,353 ounces (“Au oz”); and
  Silver production was down 3% to 374,723 ounces (“Ag oz”).

Guanajuato Mine Complex

The Guanajuato plant achieved record silver and gold recoveries of 91.1% and 92.3% respectively. A small re-grind mill was commissioned in April 2012 and immediately yielded the improved recoveries.

The Guanajuato operation processed 40,964 tonnes (down 8% from Q2 2011) at ore grades of 189g/t Ag and 1.82g/t Au, or 298/t Ag eq (up 8% from Q2 2011). Metal production included 226,284 Ag oz and 2,213 Au oz or 359,063 Ag eq oz, up 2% from Q2 2011.

Improved ore grades continued with further development and initial stoping of the high-grade, Deep Cata area, and from improved gold production from new development of the Santa Margarita vein.

Development of higher-grade Deep Cata, at the 510 metre level, yielded 9,268 tonnes grading 344g/t Ag and 1.58g/t Au which constituted 33% of total metal production. Development continues on all ore-zones and stoping commenced in June.

Ore produced from Los Pozos totaled 11,600 tonnes at improved grades of 212g/t Ag and 0.84g/t Au. The access ramp is being deepened to the 430 metre level to facilitate a fourth production level.

Production stoping of the Guanajuatito North Zone continued from the 120 and 160 metre level with ore production totaling 3,420 tonnes at grades of 182g/t Ag and 0.86g/t Au. Ramp access is being extended to the 200 metre level.

San Ignacio Project

An updated mineral resource estimate at San Ignacio was reported on May 9, 2012 and is now considered to be part of the overall resource for the Guanajuato Mine Complex. Negotiations for the acquisition of surface land are well underway and, once completed, will allow for the application for a permit to construct a ramp.

Topia Mine

While gold, silver and zinc production was higher than in Q2 2011, metal production, in terms of silver equivalents, at 196,658 Ag eq oz, was down 7% primarily due to the lower lead and zinc price ratios.

Topia metal production improved from Q1 2012 to 148,439 Ag oz, 140 Au oz, 539,030 Pb lbs and 773,160 Zn lbs from milling 11,992 tonnes of ore.

Ore grades, of 424g/t Ag, 0.56g/t Au, 2.18% Pb and 3.21% Zn, or 570g/t Ag eq, were significantly improved over Q1 2012, up by 28% and, compared to Q2 2011, up by 2%.

Plant metallurgical performance was steady for Q2. Silver recovery was 90.7%, gold recovery was 64.3%, lead recovery was 93.6% and zinc recovery was 91.2% . In addition to processing the Company’s ore, 2,053 tonnes were custom milled for a local miner.

Processing plant throughput was scheduled to be higher but was restricted due to the severe water shortage in Central Mexico in the first half of 2012. As such, the processing capacity was limited to 160 tonnes per day until June. The rainy season started early in June and processing throughput in June was up to a record monthly level of 220 tonnes per day. Mining was unaffected by the drought and ore has been stockpiled for processing in the second half of the year.

Improved ore grades since March continued through Q2 and vein grades on new exploratory development and diamond drilling support the continuance of these grades.

A total of 591 metres of underground diamond drilling was completed in Q2. The surface drilling program continued with the completion of 2,495 metres. Drill targets included the El Rosario, Oxidada and Las Higueras veins.

Outlook

While first half 2012 metal production of 1,113,388 Ag eq oz shows no increase over first half 2011 (1,170,169 Ag eq oz), several operating efficiencies have already demonstrated improvements for increased production in the second half of this year.

At Guanajuato, the mine is now operating on a 7-day-week schedule (formerly on a 6-day-week) to allow for increased equipment utilization and production. Production from Cata, the highest grade area of the mine is expected to increase.

In addition, a sill pillar will be recovered on the 470 metre level using a newly acquired longhole drilling rig and remote ore loading. Production and development from the gold-rich Santa Margarita vein continued with almost 9,000 tonnes at grades of 4.8g/t Au being produced.

The processing plant, which is already achieving record metallurgical recoveries, will be further improved with the recent installation of a new double-deck crushing screen that became operational in June, and a new tertiary crusher scheduled to be operational later in Q3.

Development at Valenciana continues on two fronts: Haulage access connecting the Cata ore hoisting shaft and the newly discovered, deeper extensions of the Guanajuatito North zone at 390 metre level is underway; and up-ramp access from the 320 metre level to the 285 metre level of the historically very rich, 18th and 19th century workings of Valenciana is ongoing. Access to the old Valenciana workings has been established and diamond drilling has commenced.

Underground diamond drilling at Guanajuato is ongoing on 50 metre exploration centres at Guanajuatito and Valenciana, while more production detailed 25 metre centre drilling is ongoing at Santa Margarita, Los Pozos, and Cata. A total of 6,222 metres was completed in Q2.

Drilling at Guanajuatito is expanding a new discovery approximately 100 metres to the northwest from current workings between the 160 and 200 metre levels. This new zone is open both up and down dip and to the northwest. Drilling at Santa Margarita continues to improve ore definition of the multiple gold-rich veins and stockworks, hence guiding mine development.

At Topia, the rainy season is well underway and processing capacity increased from 160 to 220 tonnes per day in June. Mined ore has been stockpiled and mining rates are increasing with additional mobile equipment acquired. The crushing circuit bottlenecks are being eliminated with installations of a new screen and crusher, scheduled in Q3. Ore grades have improved and have been maintained for the last four months in the 425g/t Ag range. Vein grades from assays of new drilling and development are encouraging.

Robert F. Brown, P.Eng., Vice President of Exploration for the Company is the Qualified Person for both the Guanajuato Mine Complex and the Topia Mine, under the meaning of NI 43-101. Aspects of both mines relating to mining and metallurgy are overseen by Charles Brown, Chief Operating Officer for Great Panther Silver and its Mexican subsidiary, Minera Mexicana El Rosario, S.A. de C.V.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a profitable, primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL. The Company's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico, including the development stage San Ignacio Project. In addition, the Company is also pursuing acquisition opportunities throughout Latin America to add additional mines to its portfolio of properties. Great Panther's mission is to become a leading primary silver producer by acquiring, developing and profitably mining precious metals.

For further information, please visit the Company's website at www.greatpanther.com, e-mail info@greatpanther.com or contact:

Robert Archer	Rhonda Bennetto
President & CEO	Vice President Corporate Communications
1-888-355-1766	1-888-355-1766

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2011 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.